Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of R1 RCM Inc. (New R1, the continuing entity, following the holding company reorganization of R1 RCM Inc.) for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated February 17, 2022, with respect to the consolidated financial statements of Old R1 and the effectiveness of internal control over financial reporting of Old R1 included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

September 8, 2022